Exhibit 10.1

Compensation Arrangements for Non-Employee Directors

     Non-employee directors, other than the Chairman of our Audit Committee, are each paid an annual fee of $50,000. Our non-employee director who is Chairman of our Audit Committee is paid an annual fee of $75,000. Each non-employee director is also reimbursed for expenses incurred in connection with attendance at meetings of the Board of Directors.

     Our 2005 Stock Option Plan for Non-Employee Directors (the "Director Plan") provides that on each anniversary of the effective date of the Director Plan, each individual elected, reelected or continuing as a non-employee director will receive a nonqualified stock option for 6,000 shares of our Common Stock with an exercise price equal to the fair market value of our Common Stock on the date of grant. These options vest at the rate of 20% per year commencing on the first anniversary of the grant.

     Under our Nonqualified Stock Option Plan for Non-Employee Directors (the "1996 Plan"), which expired in 2003, each individual elected, re-elected or continuing as a non-employee director would automatically receive options for 6,000 shares of our Common Stock (as adjusted for the 2005 stock split), with an exercise price equal to the fair market value of our Common Stock on the date of grant. In 2004 before we determined that the 1996 Plan had expired, we attempted to grant options to our non-employee directors for a total of 30,000 shares of our Common Stock. In substitution for those options, in 2005 we issued 30,000 shares of Common Stock to our non-employee directors. Messrs Silver, Harvey and DiVito each received 6,000 shares and Mr. Land received 12,000 shares.

     Directors who are also our officers or employees do not receive additional compensation for services as a director. Directors who are members of our Compensation Committee have the right to receive all or part of their annual fees in the form of our Common Stock having a fair market value equal to the amount of their fees.